MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                 Final Printing

REF            CONCEPTS                        QUARTER OF PRESENT     QUARTER OF PREVIOUS
S                                                  Amount       %         Amount        %


 1   TOTAL ASSETS .............................   15,954,744   100       15,429,664   100
 2   CURRENT ASSETS ...........................    8,079,421    51        7,300,860    47
 3   CASH AND SHORT-TERM INVESTMENTS ..........    3,751,834    24        3,146,462    20
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..    2,132,200    13        1,898,492    12
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..      622,043     4          659,875     4
 6   INVENTORIES ..............................    1,382,870     9        1,474,207    10
 7   OTHER CURRENT ASSETS .....................      190,474     1          121,824     1
 8   LONG-TERM ................................    5,240,827    33        5,211,218    34
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..    1,088,840     7          418,662     3
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED ..........      776,514     5          995,034     6
11   OTHER INVESTMENTS ........................    3,375,473    21        3,797,522    25
12   PROPERTY, PLANT AND EQUIPMENT ............    1,319,600     8        1,441,535     9
13   PROPERTY .................................      902,857     6          938,281     6
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .    2,039,352    13        2,191,060    14
15   OTHER EQUIPMENT ..........................      494,236     3          667,213     4
16   ACCUMULATED DEPRECIATION .................    2,153,378    13        2,365,888    15
17   CONSTRUCTION IN PROGRESS .................       36,533     0           10,869     0
18   DEFERRED ASSETS (NET) ....................    1,314,896     8        1,476,051    10
19   OTHER ASSETS .............................            0     0                0     0

20   TOTAL LIABILITIES ........................   10,623,694   100       11,240,770   100

21   CURRENT LIABILITIES ......................    7,011,365    66        6,627,319    59
22   SUPPLIERS ................................    1,151,392    11        1,131,405    10
23   BANK LOANS ...............................      970,423     9        1,213,814    11
24   STOCK MARKET LOANS .......................    1,106,817    10           30,134     0
25   TAXES TO BE PAID .........................      152,109     1          163,287     1
26   OTHER CURRENT LIABILITIES ................    3,630,624    34        4,088,679    36
27   LONG-TERM LIABILITIES ....................    3,355,539    32        4,290,379    38
28   BANK LOANS ...............................    3,038,195    29        2,982,004    27
29   STOCK MARKET LOANS .......................      178,375     2        1,287,580    11
30   OTHER LOANS ..............................      138,969     1           20,795     0
31   DEFERRED LOANS ...........................       12,750     0           11,997     0
32   OTHER LIABILITIES ........................      244,040     2          311,075     3

33   CONSOLIDATED STOCK HOLDERS' EQUITY .......    5,331,050   100        4,188,894   100


34   MINORITY INTEREST ........................      421,030     8          165,688     4
35   MAJORITY INTEREST ........................    4,910,020    92        4,023,206    96
36   CONTRIBUTED CAPITAL ......................    8,241,298   155        6,515,650   156
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........    2,808,250    53          686,928    16
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....      889,128    17          964,618    23
39   PREMIUM ON SALES OF SHARES ...............    4,543,920    85        4,864,104   116
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES            0     0                0     0
41   CAPITAL INCREASE (DECREASE) ..............   -3,331,278   -62       -2,492,444   -60
42   RETAINED EARNINGS AND CAPITAL RESERVE ....   -3,409,421   -64       -2,062,739   -49
43   REPURCHASE FUND OF SHARES ................    1,433,229    27        1,433,229    34
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY ..........................     -285,659    -5         -421,663   -10

45   NET INCOME FOR THE YEAR ..................   -1,069,427   -20       -1,441,271   -34



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 4     YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing


  REF                         CONCEPTS          QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                  FINANCIAL YEAR      FINANCIAL YEAR
S                                                    Amount      %     Amount      %
                                                ---------------------------------------

 3   CASH AND SHORT-TERM INVESTMENTS ...........   3,751,834   100        3,146,462   100
46   CASH ......................................     470,802    13          689,783    22
47   SHORT-TERM INVESTMENTS ....................   3,281,032    87        2,456,679    78

18   DEFERRED ASSETS (NET) .....................   1,314,896   100        1,476,051   100
48   AMORTIZED OR REDEEMED EXPENSES ............     333,752    25          141,400    10
49   GOODWILL ..................................           0     0                0     0
50   DEFERRED TAXES ............................     981,144    75        1,334,651    90
51   OTHERS ....................................           0     0                0     0

21   CURRENT LIABILITIES .......................   7,011,365   100        6,627,319   100
52   FOREING CURRENCY LIABILITIES ..............   4,132,743    59        3,125,533    47
53   MEXICAN PESOS LIABILITIES .................   2,878,622    41        3,501,786    53

24   STOCK MARKET LOANS ........................   1,106,817   100           30,134   100
54   COMMERCIAL PAPER ..........................      15,708     1           30,134   100
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ...           0     0                0     0
56   CURRENT MATURITIES OF BONDS ...............   1,091,109    99                0     0

26   OTHER CURRENT LIABILITIES .................   3,630,624   100        4,088,679   100
57   OTHER CURRENT LIABILITIES WITH COST .......      86,636     2           14,209     0
58   OTHER CURRENT LIABILITIES WITHOUT COST ....   3,543,988    98        4,074,470   100

27   LONG-TERM LIABILITIES .....................   3,355,539   100        4,290,379   100
59   FOREING CURRENCY LIABILITIES ..............   1,972,872    59        2,097,705    49
60   MEXICAN PESOS LIABILITIES .................   1,382,667    41        2,192,674    51

29   STOCK MARKET LOANS ........................     178,375   100        1,287,580   100
61   BONDS .....................................           0     0        1,091,530    85
62   MEDIUM TERM NOTES .........................     178,375   100          196,050    15

30   OTHER LOANS ...............................     138,969   100           20,795   100
63   OTHER LOANS WITH COST .....................     138,969   100           20,795   100
64   OTHER LOANS WITHOUT COST ..................           0     0                0     0

31   DEFERRED LOANS ............................      12,750   100           11,997   100
65   NEGATIVE GOODWILL .........................           0     0                0     0
66   DEFERRED TAXES ............................           0     0                0     0
67   OTHERS ....................................      12,750   100           11,997   100

32   OTHER LIABILITIES .........................     244,040   100          311,075   100
68   RESERVES ..................................     244,040   100          311,075   100
69   OTHERS LIABILITIES ........................           0     0                0     0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK     -285,659   100         -421,663   100
       HOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION           0     0                0     0
71   INCOME FROM NON-MONETARY POSITION ASSETS ..    -285,659   100         -421,663   100





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF            CONCEPTS                        QUARTER OF PRESENT   QUARTER OF PREVIOUS
                                                 FINANCIAL YEAR       FINANCIAL YEAR
S                                                   Amount                  Amount
                                               ---------------------------------------


72   WORKING CAPITAL ....................          1,068,056                673,541
73   PENSIONS FUND AND SENIORITY PREMIUMS              5,307                  8,203
74   EXECUTIVES (*) .....................                 35                     35
75   EMPLOYERS (*) ......................              2,910                  2,829
76   WORKERS (*) ........................              6,259                  4,864
77   CIRCULATION SHARES (*) .............      1,682,389,166            621,561,433
78   REPURCHASED SHARES (*) .............                  0                      0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                 Final Printing

  REF             CONCEPTS                      QUARTER OF PRESENT   QUARTER OF PREVIOUS
R                                                  FINANCIAL YEAR       FINANCIAL YEAR
                                                    Amount       %         Amount       %
                                                 ----------------------------------------
 1   NET SALES .................................   9,554,867   100        8,698,194   100
 2   COST OF SALES .............................   8,599,218    90        7,479,481    86
 3   GROSS INCOME ..............................     955,649    10        1,218,713    14
 4   OPERATING .................................     914,504    10        1,055,978    12
 5   OPERATING INCOME ..........................      41,145     0          162,735     2
 6   TOTAL FINANCING COST ......................     371,560     4          474,676     5
 7   INCOME AFTER FINANCING COST ...............    -330,415    -3         -311,941    -4
 8   OTHER FINANCIAL OPERATIONS ................     274,667     3          235,989     3
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ...................................    -605,082    -6         -547,930    -6
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ...................................     334,799     4          614,579     7
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ...................................    -939,881   -10       -1,162,509   -13
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ...............    -166,975    -2         -137,179    -2
13   CONSOLIDATED NET INCOME OF CONTINUOUS .....   -1,106,856  -12       -1,299,688   -15

14   INCOME OF DISCONTINUOUS OPERATIONS ........           0     0                0     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS .......................   -1,106,856  -12       -1,299,688   -15
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .           0     0                0     0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ..........           0     0                0     0
18   NET CONSOLIDATED INCOME ...................   -1,106,856  -12       -1,299,688   -15
19   NET INCOME OF MINORITY INTEREST ...........     -37,429     0          141,583     2
20   NET INCOME OF MAJORITY INTEREST ...........   -1,069,427  -11       -1,441,271   -17





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF              CONCEPTS                       QUARTER OF PRESENT     QUARTER OF PREVIOUS
R                                                 FINANCIAL YEAR           FINANCIAL YEAR
                                                    Amount       %        Amount        %

 1   NET SALES .................................   9,554,867   100        8,698,194   100
21   DOMESTIC ..................................   6,862,056    72        6,164,704    71
22   FOREIGN ...................................   2,692,811    28        2,533,490    29
23   TRANSLATED INTO DOLLARS (***) .............     240,001     3          244,074     3

 6   TOTAL FINANCING COST ......................     371,560   100          474,676   100
24   INTEREST PAID .............................     507,726   137          579,664   122
25   EXCHANGE LOSSES ...........................     916,268   247        1,074,772   226
26   INTEREST EARNED ...........................     138,839    37          180,350    38
27   EXCHANGE PROFITS ..........................     852,647   229          906,249   191
28   GAIN DUE TO MONETARY POSITION .............     -86,610   -23         -136,577   -29
42   LOST IN RESTATEMENT OF UDIS ...............      26,000     7           43,416     9
43   GAIN IN RESTATEMENT OF UDIS ...............         338     0                0     0

 8   OTHER FINANCIAL OPERATIONS ................     274,667   100          235,989   100
29   OTHER NET EXPENSES (INCOME) NET ...........     274,667   100          235,989   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES .......           0     0                0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM
     INVESTMENTS ...............................           0     0                0     0

10   RESERVE FOR TAXES AND WORKERS
     PROFIT SHARING ............................     334,799   100          614,579   100
32   INCOME TAX ................................      12,361     4          174,671    28
33   DEFERED INCOME TAX ........................     319,249    95          387,589    63
34   WORKERS' PROFIT SHARING ...................      -3,350    -1           63,959    10
35   DEFERED WORKERS' PROFIT SHARING ...........       6,539     2          -11,640    -2

(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

  REF          CONCEPTS                      QUARTER OF PRESENT     QUARTER OF PREVIOUS
R                                              FINANCIAL YEAR          FINANCIAL YEAR
                                                     Amount                 Amount
                                             -------------------------------------------
36   TOTAL SALES ...............................    9,556,290              8,700,961
37   NET INCOME OF THE YEAR ....................     -690,249               -296,020
38   NET SALES (**) ............................    9,554,867              8,698,194
39   OPERATION INCOME (**) .....................       41,145                162,735
40   NET INCOME OF MAYORITY INTEREST(**) .......   -1,069,427             -1,441,271
41   NET CONSOLIDATED INCOME (**) ..............   -1,106,856             -1,299,688

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
              FROM OCTOBER 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                 Final Printing

REF        CONCEPTS                          QUARTER OF PRESENT        QUARTER OF PREVIOUS
RT                                             FINANCIAL YEAR             FINANCIAL YEAR
                                                    Amount      %          Amount       %
                                             --------------------------------------------

 1   NET SALES .................................   2,901,140   100        2,540,605   100
 2   COST OF SALES .............................   2,547,547    88        2,230,086    88
 3   GROSS INCOME ..............................     353,593    12          310,519    12
 4   OPERATING .................................     269,287     9          274,908    11
 5   OPERATING INCOME ..........................      84,306     3           35,611     1
 6   TOTAL FINANCING COST ......................      61,856     2           77,762     3
 7   INCOME AFTER FINANCING COST ...............      22,450     1          -42,151    -2
 8   OTHER FINANCIAL OPERATIONS ................     167,985     6           34,340     1
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ...................................    -145,535    -5          -76,491    -3
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ...................................       9,266     0          292,608    12
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ...................................    -154,801    -5         -369,099   -15
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ...............      -7,018     0          -14,838    -1
13   CONSOLIDATED NET INCOME OF CONTINUOUS .....    -161,819    -6         -383,937   -15

14   INCOME OF DISCONTINUOUS OPERATIONS ........           0     0            7,794     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS .......................    -161,819    -6         -391,731   -15
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .           0     0                0     0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ..........           0     0                0     0
18   NET CONSOLIDATED INCOME ...................    -161,819    -6         -391,731   -15
19   NET INCOME OF MINORITY INTEREST ...........     -19,944    -1          -16,606    -1
20   NET INCOME OF MAJORITY INTEREST ...........    -141,875    -5         -375,125   -15





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF          CONCEPTS                            QUARTER OF PRESENT     QUARTER OF PREVIOUS
RT                                                 FINANCIAL YEAR         FINANCIAL YEAR
                                                     Amount      %         Amount       %
                                                 ----------------------------------------

 1   NET SALES .................................   2,901,140   100        2,540,605   100
21   DOMESTIC ..................................   2,080,912    72        1,804,223    71
22   FOREIGN ...................................     820,228    28          736,382    29
23   TRANSLATED INTO DOLLARS (***) .............      69,456     2           67,801     3

 6   TOTAL FINANCING COST ......................      61,856   100           77,762   100
24   INTEREST PAID .............................     134,453   217          208,181   268
25   EXCHANGE LOSSES ...........................     165,514   268          174,335   224
26   INTEREST EARNED ...........................      42,872    69           69,692    90
27   EXCHANGE PROFITS ..........................     162,627   263          173,353   223
28   GAIN DUE TO MONETARY POSITION .............     -40,389   -65          -74,213   -95
42   LOST IN RESTATEMENT OF UDIS ...............       7,777    13           12,504    16
43   GAIN IN RESTATEMENT OF UDIS ...............           0     0                0     0

 8   OTHER FINANCIAL OPERATIONS ................     167,985   100           34,340   100
29   OTHER NET EXPENSES (INCOME) NET ...........     167,985   100           34,340   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES .......           0     0                0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM
     INVESTMENTS ...............................           0     0                0     0

10   RESERVE FOR TAXES AND WORKERS
     PROFIT SHARING ............................       9,266   100          292,608   100
32   INCOME TAX ................................      11,001   119          -47,538   -16
33   DEFERED INCOME TAX ........................      -3,963   -43          337,811   115
34   WORKERS' PROFIT SHARING ...................         809     9           54,996    19
35   DEFERED WORKERS' PROFIT SHARING ...........       1,419    15          -52,661   -18

(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF            CONCEPTS                             QUARTER OF PRESENT   QUARTER OF PREVIOUS
P                                                     FINANCIAL YEAR       FINANCIAL YEAR
                                                    ----------------------------------------

                                      YIELD
 1   NET INCOME TO NET SALES .........................      -11.58  %        -14.94  %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........      -21.78  %        -35.82  %
 3   NET INCOME TO TOTAL ASSETS (**) .................       -6.94  %         -8.42  %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00  %          0.00  %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       -7.82  %        -10.51  %

                                    ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................        0.60 times       0.56 times
 7   NET SALES TO FIXED ASSETS (**) ..................        7.24 times       6.03 times
 8   INVENTORIES ROTATION (**) .......................        6.22 times       5.07 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       70    days       68    days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)       9.20   %         10.45  %

                                    LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       66.59  %         72.85  %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.99 times       2.68 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       57.47  %         46.47  %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      254.28  %        297.63  %
15   OPERATING INCOME TO INTEREST PAID ...............        0.08 times       0.28 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        0.90 times       0.77 times

                                    LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.15 times       1.10 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        0.96 times       0.88 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.76 times       0.65 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       53.51  %         47.48  %

                                    CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........       -0.71  %         -3.27  %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -16.18  %        -10.20  %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -3.18 times      -2.02 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       21.77  %        100.00  %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................       78.23  %          0.00  %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       30.65  %         -8.49  %

(**)    IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.






                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                 Final Printing

REF             CONCEPTS                            QUARTER OF PRESENT   QUARTER OF PREVIOUS
D                                                     FINANCIAL YEAR       FINANCIAL YEAR
                                                            Amount                Amount
                                                    ----------------------------------------


 1   BASIC PROFIT PER ORDINARY SHARE (**) ......       Ps.   -1.57           Ps.   -2.32
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....       Ps.    0.00           Ps.    0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....       Ps.    0.00           Ps.    0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**) .................................       Ps.   -1.63           Ps.   -2.09
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)        Ps.    0.00           Ps.    0.00
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)        Ps.    0.00           Ps.    0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)        Ps.    0.00           Ps.    0.00
 8   CARRYING VALUE PER SHARE ..................       Ps.    2.92           Ps.    6.47
 9   CASH DIVIDEND ACUMULATED PER SHARE ........       Ps.    0.00           Ps.    0.00
10   DIVIDEND IN SHARES PER SHARE ..............              0.00  shares          0.00  shares
11   MARKET PRICE TO CARRYING VALUE ............              0.89  times           0.30  times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ................................             -1.66  times          -0.83  times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ................................              0.00  times           0.00  times

(**)    TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                 Final Printing

REF              CONCEPTS                       QUARTER OF PRESENT   QUARTER OF PREVIOUS
C                                                  FINANCIAL YEAR      FINANCIAL YEAR
                                                        Amount             Amount


1   CONSOLIDATED NET INCOME ......................       1,106,856           -1,299,688
2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
      REQUIRE USING CASH ...........................     1,039,351            1,015,622
3   CASH FLOW FROM NET INCOME OF THE YEAR ........         -67,505             -284,066
4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....      -1,545,698             -887,175
5   CASH GENERATED (USED) IN OPERATING ACTIVITIES       -1,613,203           -1,171,241
6   CASH FLOW FROM EXTERNAL FINANCING ............         563,083           -1,014,724
7   CASH FLOW FROM INTERNAL FINANCING ............       2,023,474                    0
8   CASH FLOW GENERATED (USED) BY FINANCING ......       2,586,557           -1,014,724
9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................      -367,980            1,346,300
10  NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................       605,374             -839,665
11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD ..........................     3,146,460            3,986,127
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD ....................................     3,751,834            3,146,462





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                  QUARTER: 4  YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF              CONCEPTS                         QUARTER OF PRESENT QUARTER OF PREVIOUS
C                                                   FINANCIAL YEAR     FINANCIAL YEAR
                                                          Amount         Amount


 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ......................................   1,039,351            1,015,622
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR ......     551,510              446,151
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ..........................      96,817               23,463
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE .......    -326,582              166,638
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ...................................           0                    0
17   + (-) OTHER ITEMS ...............................     717,606              379,370
40   + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO
     DO WITH EBITDA ..................................           0                    0

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ........  -1,545,698             -887,175
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .    -911,323              517,907
19   + (-) DECREASE (INCREASE) IN INVENTORIES ........     188,902              140,456
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ......................................    -118,439              956,197
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...      19,987             -217,179
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..    -724,825           -2,284,556

 6   CASH FLOW FROM EXTERNAL FINANCING ...............     563,083           -1,014,724
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ....      49,352              119,690
24   + LONG-TERM BANK AND STOCK MARKET FINANCING .....     910,242            1,386,435
25   + DIVIDEND RECEIVED .............................           0                    0
26   + OTHER FINANCING ...............................     388,061             -392,992
27   (-) BANK FINANCING AMORTIZATION .................    -757,605           -1,617,039
28   (-) STOCK MARKET AMORTIZATION ...................     -26,967             -510,818
29   (-) OTHER FINANCING AMORTIZATION ................           0                    0

 7   CASH FLOW FROM INTERNAL FINANCING ...............   2,023,474                    0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .....   2,023,473                    0
31   (-) DIVIDENS PAID ...............................           0                    0
32   + PREMIUM ON SALE OF SHARES .....................           0                    0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .....           1                    0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ......................................    -367,980            1,346,300
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ...........................     -74,673              -10,384
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT     -112,788             -114,310
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS .......           0                    0
37   + SALE OF OTHER PERMANENT INVESTMENTS ...........     185,569              607,699
38   + SALE OF TANGIBLE FIXED ASSETS .................     124,234              778,081
39   + (-) OTHER ITEMS ...............................    -490,322               85,214